Results 2003

Interim Report as of June 30

Deutsche Bank

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Ladies and Gentlemen,

I am pleased to be able to report to you on a successful second quarter of 2003 for Deutsche Bank. Revenues and profits surpassed our expectations.

Improved conditions on the international financial markets contributed to this as market participants' confidence slowly returned after the end of the military conflict in Iraq, the international lending environment brightened, interest rates again decreased, and share prices rebounded on the stock markets, particularly strongly in Germany in the second quarter (DAX +33%).

Above all, however, our gratifying business performance is the outcome of a fundamental transformation of Deutsche Bank over the last 15 months, based on the implementation of our strategic initiatives. By concentrating on core businesses, the Group's operating leverage continues to improve steadily.

In the second quarter, Deutsche Bank achieved an underlying pre-tax profit of € 1.2 billion, an increase of 30% over the first quarter of 2003 and 70% over the same quarter of the previous year. This was our best quarter since we began reporting under U.S. GAAP, despite a few special charges we had to absorb, such as for the reorganization of our Private & Business Clients Corporate Division and our business in France.

Underlying revenues totaled € 6 billion, which represents an increase of 8% in comparison to the first quarter of 2003. The Corporate and Investment Bank Group Division (CIB) reported an outstanding result, particularly in Sales & Trading. At € 2.7 billion, its revenues were 13% above the first quarter of 2003 and 30% above the same quarter of the previous year. The result reflects both the broad range and attractiveness of our products as well as our global presence.

In our equity and related derivatives sales and trading business, we took advantage of the renewed market opportunities and generated revenues of € 0.9 billion, 52% higher than in the first quarter of 2003 and 61% above the second quarter of 2002. Against the overall industry trend in sales and trading of debt and other products, we matched our record performance of the first quarter of 2003 with revenues of € 1.8 billion and exceeded the level of the second quarter of last year by 18%. This solid performance once again illustrates the stability of these revenues as a result of our heavy emphasis on customer flow

business. In the second quarter of 2003, we achieved the highest revenues of all our competitors in sales and trading in capital market products.

Our leading position in this field is also recognized by the industry itself. In July, for example, Euromoney named Deutsche Bank as the winner of three of its most prestigious investment banking awards: World's Best at Risk Management, World's Best Asset-Backed Securities House and World's Best Credit Bond House.

Our Private Clients and Asset Management Group Division (PCAM) earned revenues totaling € 2 billion in the second quarter. This matches the average figure for the last four quarters and vouches for PCAM's steady revenue performance. Losses incurred through reorganizational measures in the second quarter of 2003 were compensated for by growth in other areas.

Charges in the Corporate Investments Group Division declined significantly. The streamlining process we initiated is progressing according to plan. As a result of the recovery in share prices, our listed shareholdings again reported unrealized gains, amounting to € 0.6 billion as of June 30, 2003.

The provision for credit losses declined for the third consecutive quarter, to € 333 million. We continued to reduce problem loans (by € 0.9 billion). In contrast to the improving global lending environment, however, the situation in Germany has not eased yet.

The gratifying development of the Group's business is also reflected by the fact that the key underlying figures were our best since we began reporting under U.S. GAAP. The cost/income ratio fell to 74% (compared to 77% in the first quarter of 2003) while the profit margin grew to 20% (previously 17%). Our pre-tax return on equity increased to 17% (previously 13%) and thus exceeded the cost of capital.

Ladies and gentlemen, Deutsche Bank again proved its outstanding international competitiveness in the second quarter. But our goal is to become even better. To this end, we recently approved a new management program in which four strategic initiatives will again be the focal points of our activities during the next few months:

– First, we will further enhance the reputation and value of the Deutsche Bank brand name. We intend to establish it as a leading brand in all major countries in a worldwide marketing campaign to be launched at the end of August. We systematically and regularly monitor the level of satisfaction of our clients, shareholders and employees to focus our market activities.
– Secondly, we will leverage our global lead in investment banking to increase shareholder value. We have now achieved the necessary critical mass in all important businesses and major countries.
– Thirdly, to generate profitable growth in our PCAM Group Division, we intend to strengthen our position, in particular as an international asset manager. Furthermore, we will push forward the restructuring of our Private & Business Clients Corporate Division to increase its efficiency and optimize the range of its products and services.
– Finally, as our fourth initiative, we will maintain our strict cost, capital and risk discipline. We will not become complacent, but will continue to work hard to build on the progress we have made, for example, in reducing costs.

Our goal is to take on a leading position in all of our core business lines by offering our demanding clients high-quality products and customized financial solutions at competitive conditions. This is absolutely essential for achieving our top priority – to sustainably increase the value of Deutsche Bank for you, our shareholders.

Deutsche Bank is strong: we have a first-class business model backed by knowledgeable and experienced employees. All of us in the bank strive to give our best at all times and to achieve maximum performance. That is what is behind the motto of our new campaign – "A Passion to Perform".

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, July 2003

Discussion of Results

Income before Income Tax Expense

Income before income tax expense was € 1.1 billion in the second quarter of 2003, compared to € 2.2 billion in the second quarter of 2002 and € 234 million in the first quarter of 2003.
The results in each quarter include certain gains and charges, primarily related to our industrial holdings, other equity investments and sales of businesses. These items are set forth in the table below and explained in this "Discussion of Results".

in € m.	2Q03	1Q03	2Q02
Net gains (losses) on securities available for sale/ industrial holdings incl. hedging	45	(392)	2,045
Significant equity pick-ups/net write-downs	(169)	(715)	(497)
Other revenues: net gains (losses) from businesses sold/held for sale	(49)	503	213
Restructuring activities	27	2	(265)
Goodwill impairment	–	(114)	–

Net Income (Loss)

Net income in the second quarter of 2003 was € 572 million, compared to net income of € 204 million in the second quarter of 2002 and a net loss of € 219 million in the first quarter of 2003, increases of € 368 million and € 791 million, respectively. In the second quarter of 2003, income tax expense was € 519 million, including € 16 million from the reversing effect of the tax credit recorded for the 1999 and 2000 German tax law changes. The net loss in the first quarter of 2003 reflected income tax expense of € 453 million, including € 30 million from the reversing effect of the tax credit recorded for the aforementioned tax law changes. Most of the net charges recorded in the first quarter of 2003 (detailed above) were not tax deductible, resulting in income tax expense exceeding income before income taxes. Further details on the impact of income tax on our results are provided on pages 12 and 36–37 of this Interim Report.

Net Interest and Trading Revenues

Net interest revenues of € 1.7 billion in the second quarter of 2003 were 28% lower than in the second quarter of 2002 and 28% higher than in the first quarter of 2003. Trading revenues, net of € 1.5 billion increased 57% compared to the second quarter of 2002 and declined 14% compared to the first quarter of 2003.

Deutsche Bank's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under U.S. GAAP, interest revenues earned from trading activities (e.g. coupon and dividend income) as well as funding costs on net trading assets are part of net interest revenues. Our trading activities can periodically shift revenues between trading and interest revenues, depending on a variety of factors, including risk management strategies. In order to provide a more business-focussed commentary, we will analyze the combined net

interest and trading revenues by group division and by product within the Corporate and Investment Bank Group Division (CIB), rather than by the type of revenues generated:

in € m.	Three months ended Jun 30, 2003	Mar 31, 2003	Jun 30, 2002	% change from 1Q03	2Q02	Six months ended Jun 30, 2003	Jun 30, 2002
Net interest revenues	1,672	1,306	2,334	28	(28)	2,978	4,059
Trading revenues, net	1,529	1,784	974	(14)	57	3,313	2,373
Total net interest and trading revenues	**3,201**	**3,090**	**3,308**	**4**	**(3)**	**6,291**	**6,432**
Breakdown by Group Division/CIB product:							
Sales & Trading (equity)	772	504	280	53	176	1,276	561
Sales & Trading (debt and other products)	1,505	1,648	1,445	(9)	4	3,153	3,044
Sales & Trading	2,277	2,152	1,725	6	32	4,429	3,605
Loan products	175	268	381	(35)	(54)	443	806
Transaction services	214	228	266	(6)	(20)	442	557
Remaining products[1]	(121)	(45)	(75)	169	61	(166)	(311)
Corporate and Investment Bank	2,545	2,603	2,297	(2)	11	5,147	4,656
Private Clients and Asset Management	631	668	742	(6)	(15)	1,300	1,614
Corporate Investments	56	(23)	185	N/M	(70)	33	261
Consolidation & adjustments	(31)	(158)	84	(80)	N/M	(189)	(99)
Total net interest and trading revenues	**3,201**	**3,090**	**3,308**	**4**	**(3)**	**6,291**	**6,432**

N/M – Not meaningful

[1] Includes origination, advisory and other products.

The Group's combined net interest and trading revenues of € 3.2 billion declined € 107 million, or 3%, compared to the second quarter of 2002 and increased € 111 million, or 4%, compared to the first quarter of 2003.

Corporate and Investment Bank (CIB). Combined net interest and trading revenues increased by € 248 million, or 11 %, compared to the second quarter of 2002. Net interest and trading revenues from sales and trading products were € 552 million higher than in the second quarter of 2002. The increase was mostly attributable to equity products, as markets picked up in the second quarter of 2003. Net interest and trading revenues from loan products declined by € 206 million, mainly due to reduced loan volumes and mark-to-market losses of € 101 million on credit default swaps. The markdowns on the credit default swaps were the result of tightening spreads as the market's perception of credit quality improved during the second quarter of 2003. Since these swaps do not qualify for hedge accounting under SFAS 133, compensating gains on the hedged loans cannot be recognized. Combined net interest and trading revenues from transaction services decreased by € 52 million compared to last year's second quarter. The decline was attributable to lower net interest margins from cash management as well as reduced net interest revenues after the sale of a substantial part of our Global Securities Services ("GSS") business in the first quarter of 2003. Remaining products essentially included net interest and trading revenues from corporate assets and liabilities within Global Transaction Banking and Corporate Banking & Securities (e.g. goodwill funding costs). The decrease of € 46 million compared to the second quarter of 2002 was attributable to foreign currency effects on certain corporate liabilities, partly offset by lower goodwill funding costs.

Combined net interest and trading revenues of € 2.5 billion declined € 58 million, or 2 %, compared to the first quarter of 2003. Net interest and trading revenues from sales and trading products were € 125 million higher than in the first quarter of 2003 driven by increased revenues from equity products as we took advantage of renewed equity market opportunities. This increase was partly offset by € 93 million lower net interest and trading revenues from loan products, essentially due to the aforementioned mark-to-market losses on credit default swaps. Combined net interest and trading revenues from transaction services decreased by € 14 million compared to this year's first quarter. The decline was attributable to lower net interest revenues after the sale of a substantial part of the GSS business. The € 76 million decrease of net interest and trading revenues in remaining products compared to the first quarter of 2003 reflected the aforementioned foreign currency effects on certain corporate liabilities.

Private Clients and Asset Management (PCAM). Combined net interest and trading revenues decreased by € 111 million, or 15%, compared to the second quarter of 2002. The decline reflected lower net interest margins on deposit products and reduced volumes. Additionally, the previous year's second quarter results included some net interest revenues from insurance and related activities that were sold during the second quarter of 2002.

Combined net interest and trading revenues of € 631 million declined € 37 million, or 6%, compared to the first quarter of 2003. The major reasons for the decline were lower net interest margins from deposit products and hedge results related to our real estate investments.

Corporate Investments (CI). Combined net interest and trading revenues declined € 129 million as compared to the second quarter of 2002. This decrease was attributable to trading results from hedges on our equity investments, which reflected mark-to-market losses of € 98 million in the second quarter of 2003 and mark-to-market gains of € 86 million in the second quarter of 2002. Additionally net interest revenues declined due to the merger (and subsequent deconsolidation) of our mortgage bank subsidiary EUROHYPO AG in the third quarter of 2002 and the sale of most of our North American financial services business in the fourth quarter of 2002. This was slightly offset by an increase in dividends received on industrial holdings.

Combined net interest and trading revenues of € 56 million increased € 79 million from the first quarter of 2003. The increase was mainly due to dividend income of € 209 million received on industrial holdings, partly offset by mark-to-market losses of € 98 million from hedges on our equity investments.

Consolidation & adjustments. Net interest and trading revenues in "Consolidation & adjustments" include corporate items outside of the responsibility of the segments (e.g. funding costs and results from hedging capital of certain foreign subsidiaries).
Net interest and trading revenues were € 115 million lower than in the second quarter of 2002. The decline essentially reflected losses from hedging capital and gains from hedging share-based compensation plans in the second quarter of 2002.

Combined net interest and trading revenues improved by € 127 million compared to this year's first quarter mainly due to foreign currency effects on certain corporate items not allocated to the businesses.

Provision for Loan Losses

The provision for loan losses was € 340 million in the second quarter of 2003, compared to € 588 million in the second quarter of 2002 and € 380 million in the first quarter of 2003. The provision for loan losses is comprised of net new specific loan loss provisions, as well as provisions for smaller-balance standardized homogeneous exposures, net country risk provisions and net other inherent losses. The provision for loan losses in the second quarter of 2003 was related primarily to our German portfolio and exposures within the Americas, as well as specific loan loss provisions for certain exposures within the utility industry. The second quarter of 2002 included specific loan loss provisions resulting from the downturn in the telecommunications industry and increases in specific loan loss provisions for certain exposures within our German and Latin American portfolios. The provision for loan losses in the first quarter of 2003 was primarily due to provisions relating to exposures in the telecommunications industry and specific loan loss provisions for certain exposures within the Americas and, to a lesser extent, our German portfolio.
In addition, for off-balance sheet positions, we recorded a net release of € 7 million in the second quarter of 2003, a net release of € 77 million in the second quarter of 2002 and a net release of € 30 million in the first quarter of 2003. These items are recorded in other noninterest expenses. The net release in the second quarter of 2002 and the first quarter of 2003 resulted in part from guarantees being drawn, and subsequent provisions established for on-balance sheet risk.

Commissions and Fee Revenues

Commissions and fee revenues of € 2.3 billion decreased by € 725 million, or 24%, compared to the second quarter of 2002 and decreased € 24 million, or 1%, from the first quarter of 2003. As compared to the second quarter of 2002, commissions and fees from fiduciary activities declined € 301 million. Approximately half of this decline was in our Global Transaction Banking Corporate Division following the sale of a substantial part of our GSS business in the first quarter of 2003. The remaining decline was mainly attributable to lower fees from portfolio and fund management products in our Private Clients and Asset Management Group Division. Underwriting and advisory fees declined by € 125 million as compared to the second quarter of 2002 reflecting subdued M&A volumes globally and reduced equity underwriting volumes in the United States and Europe. Brokerage fees were € 225 million lower mainly due to reduced transaction volumes in the equity cash market. The reduction of € 74 million in fees for other customer services was essentially attributable to the Corporate Investments Group Division following the sale of most of our North-American financial services business in the fourth quarter of 2002. As compared to the first quarter of 2003, higher underwriting and advisory fees, mainly attributable to stronger activity in equity underwriting, were offset by decreased brokerage fees and lower fees from fiduciary activities. Brokerage fees declined mainly due to reduced customer activity in the Private & Business Clients Corporate Division. The decline in fees from fiduciary activities was attributable to the Global Transaction Banking Corporate Division following the sale of a substantial part of our Global Securities Services business. This decline was partly offset by higher performance-related fees from portfolio and fund management products in the Asset and Wealth Management Corporate Division.

Insurance Premiums

Insurance premiums in the second quarter of 2003 were € 25 million, compared to € 54 million in the second quarter of 2002 and € 29 million in the first quarter of 2003. Most of our insurance businesses, including our subsidiaries in Germany, Spain, Italy and Portugal, were sold to Zurich Financial Services in the second quarter of 2002. This decline was largely offset by a corresponding decline in policyholder benefits and claims reported under noninterest expenses. Compared to the first quarter of 2003 insurance premiums were essentially unchanged.

Net Gains (Losses) on Securities Available for Sale

Net gains on securities available for sale totaled € 202 million in the second quarter of 2003. This compared to net gains of € 1.9 billion in the second quarter of 2002 and net losses of € 396 million in the first quarter of 2003. The current quarter included net gains of € 143 million related to our Corporate Investments Group Division and primarily consisted of gains from the reduction of our holding in Allianz AG and the sale of our holding in mg technologies. The prior year second quarter included a gain on the sale of our remaining holding in Munich Re and, to a lesser extent, our holding in Allianz AG. The net loss in the first quarter of 2003 was primarily due to write-downs for other-than-temporary impairments on investments in EFG Eurobank, Fiat and mg technologies. Due to higher equity prices in the second quarter of 2003 these write-downs were partially recovered with the sale of mg technologies as well as unrealized gains recognized in shareholders' equity.

Net Loss from Equity Method Investments

Net loss from equity method investments was € 62 million in the second quarter of 2003 compared to a net loss of € 338 million in the second quarter of 2002 and € 646 million in the first quarter of 2003. The prior year loss and the loss in the first quarter of 2003 were primarily attributable to our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. The current quarter included net losses of € 115 million in our Corporate Investments Group Division.

Other Revenues

Other revenues totaled € 251 million in the second quarter of 2003, compared to € 188 million in the second quarter of 2002 and € 605 million in the first quarter of 2003. The second quarter of 2002 included net gains of € 515 million on the disposal of most of our insurance subsidiaries, partially offset by write-downs on the value of a subsidiary held for sale and on other investments, including certain private equity investments. The first quarter of 2003 included a net gain of € 503 million from the sale of businesses and businesses held for sale. This amount includes € 508 million related to the sale of a substantial part of the GSS business.

Compensation and Benefits

Compensation and benefits were € 2.8 billion in the second quarter of 2003, down € 149 million compared to the second quarter of 2002 and up € 219 million from the first quarter of 2003. The decrease compared to the second quarter of 2002 was primarily due to a reduction in headcount resulting from restructuring measures and the sale of some of our businesses. This decrease was partly offset by higher performance-related compensation. As compared to the first quarter of 2003, improved financial performance resulted in higher incentive compensation expense, mainly in our Corporate and Investment Bank Group Division. In addition, the second quarter of 2003 reflected higher severance payments, primarily due to business integration activities in Germany and the closure of certain business activities in France.

Policyholder Benefits and Claims

Policyholder benefits and claims totaled € 37 million in the second quarter of 2003, compared to € 49 million in the second quarter of 2002 and € 28 million in the first quarter of 2003. The decline compared to the second quarter of 2002 was due to the aforementioned sale of most of our insurance business to Zurich Financial Services and was largely offset by a decline in insurance premium revenues.

Goodwill Impairment

The first quarter of 2003 included a goodwill impairment charge of € 114 million relating to the private equity fee-based businesses.

Restructuring Activities

There were no new restructuring charges in the second quarter of 2003. In the second quarter of 2002, we recorded a restructuring charge of € 265 million related to the Corporate and Investment Bank Group Division. This restructuring related to banking coverage, execution and relationship management processes; custody, trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions. The plan was fully implemented by the second quarter of 2003, which resulted in a € 27 million release of restructuring reserves accrued in the prior year. The € 27 million release includes € 19 million in staff-related reserves and € 8 million relating to infrastructure reserves, since the restructuring program was completed at lower than anticipated costs. There were no restructuring charges in the first quarter of 2003 but the quarter included a € 2 million release of restructuring reserves accrued in the prior year.

Remainder of Noninterest Expenses

The remainder of noninterest expenses was € 1.7 billion in the second quarter of 2003, compared to € 2.1 billion in the second quarter of 2002 and € 1.7 billion in the first quarter of 2003. The sale and merger of some of our businesses contributed to the decline compared to the second quarter of 2002. Also contributing to the decrease compared to the second quarter of 2002 were, among other items, lower expenses for IT and communication and data services. The first and the second quarter of 2003 included provisions related to sublease losses and the elimination of excess space following headcount reductions and the sale of businesses.

Income Tax Expense

Income tax expense before the reversal of the benefit from tax rate changes in 1999 and 2000 was € 503 million in the second quarter of 2003, compared to € 150 million in the second quarter of 2002 and € 423 million in the first quarter of 2003. The income tax expense in the second quarter was 46 % of pre-tax income. However, adjusted for certain tax-exempt income, non-tax deductible write-downs in pre-tax income and non-recurring tax items, the tax rate for the second quarter would have been approximately 42 %. The most important of the tax items was the enactment of the German Act for the Reduction of Tax Allowances and Exemptions (StVergAbG) in May 2003. The income tax expense in the first quarter of 2003 of 181 % of pre-tax income was mainly driven by the non-tax deductibility of write-downs of eligible equity securities. Income tax benefits on unrealized gains on securities available for sale, which were recorded when income tax laws changed making gains on equity security sales tax exempt, are reversed as an income tax expense when the securities are actually sold. The income tax expense related to sales was € 16 million in the second quarter of 2003, € 1.9 billion in the second quarter of 2002 and € 30 million in the first quarter of 2003.

Segmental Results of Operations

The segmental results of operations are based on our internal management information systems and show the contribution of the individual group divisions and corporate divisions to our results. For the reconciliation of the sum of the results of the segments to our consolidated results, please refer to page 49 of this Interim Report.

In the segmental results of operations, we use the following terms with the following meanings with respect to each segment:

- **Total provision for credit losses:** Provision for loan losses plus provision for off-balance sheet positions.
- **Operating cost base:** Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.
- **Underlying pre-tax profit:** Income before income taxes less restructuring activities, goodwill impairment and "other items" referred to in the table for such segment.
- **Underlying cost/income ratio in %:** Operating cost base as a percentage of total net revenues excluding other items (if applicable for the revenue section), net of policyholder benefits and claims. **Cost/income ratio in %,** which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
- **Average active equity:** The portion of our adjusted average total shareholders' equity that has been allocated to a segment pursuant to our capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized gains on securities available for sale, net of tax, average deferred taxes relating to 1999 and 2000 tax rate changes in Germany and average dividends.
- **Underlying RoE in %:** Underlying pre-tax profit (annualized) as a percentage of average active equity. **RoE in %,** which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Corporate and Investment Bank Group Division (CIB)

Corporate and Investment Bank Group Division in € m., except where indicated	Three months ended Jun 30, 2003	Mar 31, 2003	Jun 30, 2002	% change from 1Q03	2Q02	Six months ended Jun 30, 2003	Jun 30, 2002
Origination (equity)	106	48	226	119	(53)	154	172
Origination (debt)	166	165	104	1	59	330	237
Origination	272	213	330	27	(18)	484	409
Sales & Trading (equity)	903	594	562	52	61	1,498	1,196
Sales & Trading (debt and other products)	1,755	1,765	1,482	(1)	18	3,520	3,267
Sales & Trading	2,658	2,359	2,044	13	30	5,018	4,463
Advisory	114	120	133	(5)	(15)	233	256
Loan products	365	465	589	(21)	(38)	831	1,202
Transaction services	465	527	662	(12)	(30)	992	1,357
Other	(143)	446	(31)	N/M	N/M	302	(121)
Total net revenues	**3,731**	**4,130**	**3,727**	**(10)**	**0**	**7,860**	**7,566**
Therein: Total net interest and trading revenues	2,545	2,603	2,297	(2)	11	5,147	4,656
Provision for loan losses	259	262	505	(1)	(49)	521	674
Provision for off-balance sheet positions	(9)	(31)	(73)	(71)	(87)	(40)	41
Total provision for credit losses	**250**	**231**	**432**	**8**	**(42)**	**481**	**715**
Operating cost base	2,627	2,454	2,786	7	(6)	5,081	5,680
Minority interest	3	3	(5)	41	N/M	5	1
Restructuring activities	(27)	(2)	265	N/M	N/M	(29)	358
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**2,603**	**2,455**	**3,046**	**6**	**(15)**	**5,057**	**6,039**
Therein: Severance payments	76	66	103	15	(27)	141	134
Income before income taxes	**878**	**1,444**	**249**	**(39)**	**N/M**	**2,322**	**812**
Underlying pre-tax profit	851	934	514	(9)	65	1,785	1,170
Other items:							
Net gain on the sale of Global Securities Services business	–	508	–	N/M	N/M	508	–
Additional information:							
Cost/income ratio in %	70	59	82	11 ppt	(12) ppt	64	80
Underlying cost/income ratio in %	70	68	75	2 ppt	(5) ppt	69	75
Assets (as of June 30, 2003)	744,715	*	*	N/M	N/M	744,715	642,127[2]
Risk-weighted positions (BIS risk positions)	150,060	155,962	173,203	(4)	(13)	150,060	173,203
Average active equity	14,903	14,869	17,523	0	(15)	14,886	17,192
RoE in %	24	39	6	(15) ppt	18 ppt	31	9
Underlying RoE in %	23	25	12	(2) ppt	11 ppt	24	14

N/M – Not meaningful ppt – percentage points * Not applicable

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] As of December 31, 2002.

The Corporate and Investment Bank generated income before income taxes of € 878 million in the second quarter of 2003 compared to € 249 million in the second quarter of 2002. The improvement was essentially driven by a lower provision for credit losses and reductions in noninterest expenses.

Income before income taxes decreased € 566 million compared to the first quarter of 2003. The major part of the decrease was attributable to the gain of € 508 million from the sale of a substantial part of the GSS business in the first quarter of 2003 and mark-to-market losses on credit default swaps in the second quarter of 2003.

Sales and trading revenues improved compared to both periods, with sales and trading equity revenues showing increases and sales and trading revenues from debt and other products matching our record results of the first quarter of 2003.

Corporate Banking & Securities Corporate Division (CB&S)

Corporate Banking & Securities Corporate Division in € m., except where indicated	Three months ended			% change from		Six months ended	
	Jun 30, 2003	Mar 31, 2003	Jun 30, 2002	1Q03	2Q02	Jun 30, 2003	Jun 30, 2002
Origination (equity)	106	48	226	119	(53)	154	172
Origination (debt)	166	165	104	1	59	330	237
Origination	272	213	330	27	(18)	484	409
Sales & Trading (equity)	903	594	562	52	61	1,498	1,196
Sales & Trading (debt and other products)	1,755	1,765	1,482	(1)	18	3,520	3,267
Sales & Trading	2,658	2,359	2,044	13	30	5,018	4,463
Advisory	114	120	133	(5)	(15)	233	256
Loan products	365	465	589	(21)	(38)	831	1,202
Other	(143)	(63)	(31)	125	N/M	(206)	(121)
Total net revenues	**3,266**	**3,094**	**3,065**	**6**	**7**	**6,360**	**6,209**
Provision for loan losses	267	255	522	5	(49)	522	697
Provision for off-balance sheet positions	4	(15)	(32)	N/M	N/M	(11)	22
Total provision for credit losses	**271**	**240**	**490**	**13**	**(45)**	**511**	**719**
Operating cost base	2,187	1,980	2,213	10	(1)	4,167	4,536
Minority interest	2	2	(3)	41	N/M	5	2
Restructuring activities	(23)	–	231	N/M	N/M	(23)	324
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**2,166**	**1,982**	**2,441**	**9**	**(11)**	**4,149**	**4,862**
Therein: Severance payments	39	59	91	(35)	(57)	98	118
Income before income taxes	**829**	**872**	**134**	**(5)**	**N/M**	**1,700**	**628**
Underlying pre-tax profit	806	872	365	(8)	120	1,677	952
Additional information:							
Cost/income ratio in %	66	64	80	2 ppt	(14) ppt	65	78
Underlying cost/income ratio in %	67	64	72	3 ppt	(5) ppt	66	73
Assets (as of June 30, 2003)	744,561	*	*	N/M	N/M	744,561	629,975[2]
Risk-weighted positions (BIS risk positions)	135,653	141,409	156,427	(4)	(13)	135,653	156,427
Average active equity	13,404	13,392	15,363	0	(13)	13,398	15,000
RoE in %	25	26	3	(1) ppt	22 ppt	25	8
Underlying RoE in %	24	26	10	(2) ppt	14 ppt	25	13

N/M – Not meaningful ppt – percentage points * Not applicable

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] As of December 31, 2002.

Corporate Banking & Securities reported income before income taxes of € 829 million compared to € 134 million in the same period of 2002 and € 872 million in the first quarter of 2003.

Net revenues of € 3.3 billion in the second quarter of 2003 reflected improved revenues from equities and continued strong sales and trading revenues from debt and other products.

Sales and trading revenues (debt and other products) of € 1.8 billion were up by € 273 million compared to the second quarter of 2002 and remained consistent with our record performance in the first quarter of 2003. This consistency results from our focus on customer flow business. Origination revenues (debt) of € 166 million increased by 59 % compared to the second quarter of 2002 reflecting stronger market activity, especially in Europe, and were comparable to those of the first quarter of 2003.

In the second quarter of 2003, revenues from equity products benefited from an improved market environment after the ending of the Iraq military conflict. Sales and trading revenues (equity) rose to € 903 million, up by 61 % compared to the same period of 2002 and by 52 % compared to the first quarter of 2003. Revenues from origination (equity) of € 106 million fell by 53 % compared to the second quarter of 2002, reflecting the generally lower market activity, and rose by 119 % compared to the first quarter of 2003, resulting from increased activities in Europe and the United States.

Advisory revenues were € 114 million, down 15 % from the second quarter of 2002 and down 5 % from the first quarter of 2003 due to continuing weakness in the M&A market globally.

Loan product revenues of € 365 million decreased by € 224 million compared to the second quarter of 2002 and € 100 million compared to the first quarter of 2003. The decline compared to both periods was primarily due to losses on credit default swaps and lower loan volumes.

The provision for credit losses of € 271 million decreased € 219 million compared to the second quarter of 2002 and is € 31 million higher than in the first quarter of 2003. The provision for credit losses in the second quarter of 2003 was primarily driven by exposures in our German and American portfolios, as well as exposures to the utility sector.

The decrease in noninterest expenses of € 275 million compared to the second quarter of 2002 was primarily attributable to restructuring activities. The second quarter of 2002 included charges for restructuring reserves of € 231 million. In the second quarter of 2003, € 23 million of these reserves were released subsequent to the full implementation of the plan. The remaining variance in noninterest expenses reflected higher performance-related compensation costs that were mostly offset by a lower cost base from continuing cost-saving initiatives within the division.

Noninterest expenses of € 2.2 billion rose € 184 million compared to the first quarter of 2003 mainly reflecting higher performance-related compensation costs.

Global Transaction Banking Corporate Division (GTB)

Global Transaction Banking Corporate Division in € m., except where indicated	Three months ended			% change from		Six months ended	
	Jun 30, 2003	Mar 31, 2003	Jun 30, 2002	1Q03	2Q02	Jun 30, 2003	Jun 30, 2002
Transaction services	465	527	662	(12)	(30)	992	1,357
Other	–	508	–	(100)	N/M	508	–
Total net revenues	**465**	**1,035**	**662**	**(55)**	**(30)**	**1,500**	**1,357**
Provision for loan losses	(8)	7	(17)	N/M	(52)	(1)	(23)
Provision for off-balance sheet positions	(13)	(16)	(41)	(22)	(69)	(29)	19
Total provision for credit losses	**(21)**	**(9)**	**(58)**	**134**	**(64)**	**(30)**	**(4)**
Operating cost base	440	474	573	(7)	(23)	914	1,144
Minority interest	–	–	(2)	N/M	(100)	–	(1)
Restructuring activities	(4)	(2)	34	85	N/M	(6)	34
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**436**	**472**	**605**	**(8)**	**(28)**	**908**	**1,177**
Therein: Severance payments	37	6	12	N/M	N/M	43	16
Income before income taxes	**50**	**572**	**115**	**(91)**	**(57)**	**622**	**184**
Underlying pre-tax profit	46	62	149	(28)	(69)	108	218
Other items:							
Net gain on the sale of Global Securities Services business	–	508	–	N/M	N/M	508	–
Additional information:							
Cost/income ratio in %	94	46	92	48 ppt	2 ppt	61	87
Underlying cost/income ratio in %	95	90	87	5 ppt	8 ppt	92	84
Assets (as of June 30, 2003)	25,386	*	*	N/M	N/M	25,386	25,098[2]
Risk-weighted positions (BIS risk positions)	14,408	14,553	16,775	(1)	(14)	14,408	16,775
Average active equity	1,500	1,478	2,159	1	(31)	1,489	2,192
RoE in %	13	155	21	(142) ppt	(8) ppt	84	17
Underlying RoE in %	12	17	28	(5) ppt	(16) ppt	15	20

N/M – Not meaningful ppt – percentage points * Not applicable

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] As of December 31, 2002.

Global Transaction Banking's income before income taxes of € 50 million declined € 65 million compared to the second quarter of 2002 and € 522 million compared to the first quarter of 2003. The decrease from the second quarter of 2002 was mainly attributable to the effects of the sale of a substantial part of our GSS business and severance payments related to the realignment of our business activities in France. These events were also factors in the decrease from the first quarter of 2003 in addition to the aforementioned gain of € 508 million from the GSS sale.

Net revenues of € 465 million in the second quarter of 2003 were also impacted by lower interest rate margins and transaction volumes compared to both the second quarter of 2002 and the first quarter of 2003. The provision for credit losses in the second quarter of 2003 was a net release of € 21 million compared to a net release of € 58 million in the second quarter of 2002 and a net release of € 9 million in the first quarter of 2003. The net release in the second quarter of 2003 was primarily due to an overall reduction of credit exposure within the division. The net release in the second quarter of 2002 reflected, among other items, provision transfers to Corporate Banking & Securities.

Noninterest expenses of € 436 million in the second quarter of 2003 declined by € 169 million compared to the same period of 2002 and by € 36 million compared to the first quarter of 2003. Primary reasons for these improvements in addition to the aforementioned factors were benefits from cost-saving initiatives as well as a charge of € 34 million for restructuring activities recorded in the second quarter of 2002.

Private Clients and Asset Management Group Division (PCAM)

Private Clients and Asset Management Group Division in € m., except where indicated	Three months ended Jun 30, 2003	Mar 31, 2003	Jun 30, 2002	% change from 1Q03	2Q02	Six months ended Jun 30, 2003	Jun 30, 2002
Portfolio/fund management	642	616	757	4	(15)	1,258	1,267
Brokerage	397	427	403	(7)	(2)	823	834
Loans/deposits	576	597	602	(3)	(4)	1,173	1,217
Payments, account & remaining financial services	201	190	206	6	(2)	391	408
Other	182	162	713	11	(75)	344	1,593
Total net revenues	**1,998**	**1,992**	**2,681**	**0**	**(25)**	**3,989**	**5,319**
Therein: Total net interest and trading revenues	631	668	742	(6)	(15)	1,300	1,614
Provision for loan losses	74	98	47	(24)	58	172	101
Provision for off-balance sheet positions	3	1	1	N/M	177	3	1
Total provision for credit losses	**77**	**99**	**48**	**(22)**	**60**	**175**	**102**
Operating cost base	1,617	1,608	1,893	1	(15)	3,225	3,655
Policyholder benefits and claims	8	8	30	(4)	(73)	16	670
Minority interest	10	3	7	N/M	46	13	24
Restructuring activities	–	–	–	N/M	N/M	–	246
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**1,635**	**1,619**	**1,930**	**1**	**(15)**	**3,254**	**4,595**
Therein: Severance payments	116	34	59	N/M	98	150	79
Income before income taxes	**286**	**274**	**703**	**4**	**(59)**	**560**	**622**
Underlying pre-tax profit	274	231	188	19	46	505	353
Other items:							
Net gain from sale of businesses	12	43	515	(71)	(98)	55	515
Additional information:							
Cost/income ratio in %	82	81	72	1 ppt	10 ppt	82	86
Underlying cost/income ratio in %	82	83	89	(1) ppt	(7) ppt	82	88
Assets (as of June 30, 2003)	108,920	*	*	N/M	N/M	108,920	109,394[2]
Risk-weighted positions (BIS risk positions)	62,669	62,133	60,636	1	3	62,669	60,636
Average active equity	7,889	8,075	8,256	(2)	(4)	7,982	7,307
RoE in %	14	14	34	0 ppt	(20) ppt	14	17
Underlying RoE in %	14	11	9	3 ppt	5 ppt	13	10
Results of sold insurance and related activities:							
Net revenues	**–**	**–**	**540**	**–**	**–**	**–**	**1,295**
Operating cost base	–	–	7	–	–	–	104
Policyholder benefits and claims	–	–	21	–	–	–	650
Minority interest	–	–	2	–	–	–	6
Total noninterest expenses[1]	**–**	**–**	**30**	**–**	**–**	**–**	**760**
Therein: Severance payments	–	–	–	–	–	–	1
Income before income taxes	**–**	**–**	**510**	**–**	**–**	**–**	**535**

N/M – Not meaningful ppt – percentage points * Not applicable

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] As of December 31, 2002.

Income before income taxes of the Private Clients and Asset Management Group Division was € 286 million in the second quarter of 2003, down € 417 million compared to the second quarter of 2002 and up € 12 million compared to the first quarter of 2003. Each of the quarters was impacted by gains from the sale of business activities. The second quarter of 2002 included a gain of € 515 million from the sale of our insurance and related activities. The first and second quarters of 2003 included gains of € 43 million and € 12 million, respectively, from the sale of most of our Passive Asset Management business.
Excluding these gains on sales, income before income taxes increased € 86 million compared to the second quarter of 2002, mainly attributable to lower noninterest expenses. On the same basis, income before income taxes increased € 43 million compared to the first quarter of 2003, mainly attributable to improved revenues.

Asset and Wealth Management Corporate Division

Asset and Wealth Management Corporate Division in € m., except where indicated	Three months ended Jun 30, 2003	Mar 31, 2003	Jun 30, 2002	% change from 1Q03	2Q02	Six months ended Jun 30, 2003	Jun 30, 2002
Portfolio/fund management (AM)	539	511	597	6	(10)	1,050	959
Portfolio/fund management (PWM)	68	70	92	(3)	(26)	138	173
Portfolio/fund management	607	581	689	5	(12)	1,188	1,132
Brokerage	160	153	186	4	(14)	312	370
Loans/deposits	35	35	45	1	(22)	70	88
Payments, account & remaining financial services	3	3	2	2	87	6	4
Other	70	117	88	(41)	(21)	188	146
Total net revenues	**875**	**889**	**1,010**	**(2)**	**(13)**	**1,764**	**1,740**
Provision for loan losses	2	3	–	(39)	N/M	5	–
Provision for off-balance sheet positions	1	–	–	N/M	N/M	1	–
Total provision for credit losses	**3**	**3**	**–**	**(5)**	**N/M**	**6**	**–**
Operating cost base	732	728	895	1	(18)	1,460	1,572
Policyholder benefits and claims	8	8	8	(4)	(4)	16	19
Minority interest	9	3	5	192	92	12	17
Restructuring activities	–	–	1	N/M	(100)	–	4
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**749**	**739**	**909**	**1**	**(18)**	**1,488**	**1,612**
Therein: Severance payments	23	10	30	122	(24)	33	37
Income before income taxes	**123**	**147**	**101**	**(16)**	**22**	**270**	**128**
Underlying pre-tax profit	111	104	94	7	19	215	124
Other items:							
Net gain from sale of businesses	12	43	8	(71)	48	55	8
Additional information:							
Cost/income ratio in %	86	83	90	3 ppt	(4) ppt	84	93
Underlying cost/income ratio in %	86	87	90	(1) ppt	(4) ppt	86	92
Assets (as of June 30, 2003)	35,810	*	*	N/M	N/M	35,810	37,559[2]
Risk-weighted positions (BIS risk positions)	12,925	12,815	14,287	1	(10)	12,925	14,287
Average active equity	6,308	6,627	6,663	(5)	(5)	6,467	5,784
RoE in %	8	9	6	(1) ppt	2 ppt	8	4
Underlying RoE in %	7	6	6	1 ppt	1 ppt	7	4

N/M – Not meaningful ppt – percentage points * Not applicable

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] As of December 31, 2002.

The Asset and Wealth Management Corporate Division recorded income before income taxes of € 123 million, an increase of € 22 million compared to the second quarter of 2002 and a decrease of € 24 million compared to the first quarter of 2003.

Net revenues of € 875 million in the second quarter of 2003 declined € 135 million compared to the same quarter of 2002. The decrease was mainly driven by lower fees from portfolio/fund management subsequent to a market-driven drop in the value of invested assets in the second quarter of 2003 and lower fees from brokerage products due to reduced customer activity as compared to the second quarter of 2002.

Excluding the aforementioned gains from the sale of most of our Passive Asset Management business, the remaining increase was mainly due to higher performance-related fees from portfolio/fund management in Europe and the Americas. Also contributing to the increase was the first-time consolidation of Rüd, Blass & Cie, the Swiss private bank acquired at the end of the first quarter of 2003, which recorded net revenues of € 7 million for the second quarter of 2003.

Noninterest expenses of € 749 million in the second quarter of 2003 decreased by € 160 million compared to the second quarter of 2002. Savings were achieved in almost all major cost categories with compensation costs being the most material single contributor subsequent to a significant headcount reduction year-on-year.

The increase of noninterest expenses by € 10 million compared to the first quarter of 2003 was driven by higher severance payments which increased € 13 million and the first-time consolidation of Rüd, Blass & Cie, which contributed € 4 million to noninterest expenses in the second quarter of 2003.

Private & Business Clients Corporate Division (PBC)

Private & Business Clients Corporate Division in € m., except where indicated	Three months ended			% change from		Six months ended	
	Jun 30, 2003	Mar 31, 2003	Jun 30, 2002	1Q03	2Q02	Jun 30, 2003	Jun 30, 2002
Portfolio/fund management	34	35	68	(3)	(49)	70	135
Brokerage	237	274	217	(13)	9	511	464
Loans/deposits	541	561	557	(4)	(3)	1,103	1,129
Payments, account & remaining financial services	198	187	204	6	(3)	385	404
Other	112	45	625	148	(82)	156	1,447
Total net revenues	**1,122**	**1,102**	**1,671**	**2**	**(33)**	**2,225**	**3,579**
Provision for loan losses	72	95	47	(24)	54	167	101
Provision for off-balance sheet positions	1	–	1	N/M	52	2	1
Total provision for credit losses	**73**	**95**	**48**	**(22)**	**54**	**169**	**102**
Operating cost base	884	880	998	0	(11)	1,765	2,083
Policyholder benefits and claims	–	–	21	N/M	(100)	–	651
Minority interest	2	–	3	N/M	(39)	1	7
Restructuring activities	–	–	(1)	N/M	(100)	–	242
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**886**	**880**	**1,021**	**1**	**(13)**	**1,766**	**2,983**
Therein: Severance payments	94	23	29	N/M	N/M	117	42
Income before income taxes	**163**	**127**	**602**	**28**	**(73)**	**290**	**494**
Underlying pre-tax profit	163	127	94	28	73	290	229
Other items:							
Net gain on the sale of insurance business	–	–	507	N/M	N/M	–	507
Additional information:							
Cost/income ratio in %	79	80	61	(1) ppt	18 ppt	79	83
Underlying cost/income ratio in %	79	80	87	(1) ppt	(8) ppt	79	86
Assets (as of June 30, 2003)	76,406	*	*	N/M	N/M	76,406	73,846[2]
Risk-weighted positions (BIS risk positions)	49,743	49,318	46,348	1	7	49,743	46,348
Average active equity	1,581	1,448	1,593	9	(1)	1,515	1,523
RoE in %	41	35	151	6 ppt	(110) ppt	38	65
Underlying RoE in %	41	35	24	6 ppt	17 ppt	38	30
Results of sold insurance and related activities:							
Net revenues	**–**	**–**	**532**	**–**	**–**	**–**	**1,287**
Operating cost base	–	–	7	–	–	–	104
Policyholder benefits and claims	–	–	21	–	–	–	650
Minority interest	–	–	2	–	–	–	6
Total noninterest expenses[1]	**–**	**–**	**30**	**–**	**–**	**–**	**760**
Therein: Severance payments	–	–	–	–	–	–	1
Income before income taxes	**–**	**–**	**502**	**–**	**–**	**–**	**527**

N/M – Not meaningful ppt – percentage points * Not applicable

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] As of December 31, 2002.

Income before income taxes of € 163 million of the Private & Business Clients Corporate Division decreased by € 439 million compared to the second quarter of 2002. This decline was attributable to a gain of € 507 million from the aforementioned sale of most of our insurance and related activities. Excluding this gain, income before income taxes improved by € 68 million mainly due to reductions in noninterest expenses following reorganization measures and cost-saving initiatives implemented in this division.

Income before income taxes increased by € 36 million compared to the first quarter of 2003. Higher net revenues and a lower provision for credit losses more than compensated an increase in noninterest expenses, which was driven by higher severance payments.

To facilitate comparison in the following discussion we exclude the results of the sold insurance and related activities when comparing to the second quarter of 2002 results.

Net revenues of € 1.1 billion included realized gains of € 55 million on securities available for sale. The decline by € 17 million compared to the second quarter of 2002 was mainly due to lower revenues from portfolio/fund management. The weak market conditions in the second quarter of 2003 compared to the second quarter of 2002 led to another decrease of the value of invested assets and to lower activities of our clients.

Net revenues increased € 20 million compared to the first quarter of 2003 primarily attributable to the aforementioned gains which were partly offset by lower revenues from brokerage activities.

The provision for credit losses in the second quarter of 2003 decreased by € 22 million compared to the first quarter of 2003. However, the € 73 million provision for credit losses in the second quarter of 2003 is € 25 million higher than the second quarter of 2002 provision for credit losses. This reflects the impact of a difficult overall economic environment on the individual financial situation of some of our customers, particularly in Germany.

Noninterest expenses of € 886 million declined by € 105 million compared to the second quarter of 2002. This decline reflected the benefits of cost reduction initiatives and reorganisation activities, which led to a substantial headcount reduction, mainly in Germany.

The € 6 million increase in noninterest expenses as compared to the first quarter of 2003 was driven by higher severance payments, which increased from € 23 million to € 94 million. These charges were primarily related to ongoing business integration activities in Germany and Spain and to the closure of certain business activities in France. Excluding severance payments, noninterest expenses continued to decrease, mainly attributable to the aforementioned initiatives.

Corporate Investments Group Division (CI)

Corporate Investments Group Division in € m., except where indicated	Three months ended			% change from		Six months ended	
	Jun 30, 2003	Mar 31, 2003	Jun 30, 2002	1Q03	2Q02	Jun 30, 2003	Jun 30, 2002
Net revenues	**81**	**(1,068)**	**1,603**	**N/M**	**(95)**	**(986)**	**2,757**
Therein: Net interest and trading revenues	56	(23)	185	N/M	(70)	33	261
Provision for loan losses	7	20	37	(63)	(80)	27	85
Provision for off-balance sheet positions	(1)	–	(4)	N/M	(75)	(1)	(4)
Total provision for credit losses	**6**	**20**	**33**	**(68)**	**(81)**	**26**	**81**
Operating cost base	229	239	321	(4)	(29)	468	628
Minority interest	(1)	(13)	(3)	(89)	(61)	(13)	(4)
Restructuring activities	–	–	–	N/M	N/M	–	1
Goodwill impairment	–	114	–	(100)	N/M	114	–
Total noninterest expenses[1]	**228**	**340**	**318**	**(33)**	**(28)**	**569**	**625**
Therein: Severance payments	11	6	10	98	16	17	10
Income (loss) before income taxes	**(153)**	**(1,428)**	**1,252**	**(89)**	**N/M**	**(1,581)**	**2,051**
Underlying pre-tax profit (loss)	32	(160)	6	N/M	N/M	(127)	(253)
Other items:							
Net losses from businesses sold/held for sale	(61)	(47)	(302)	29	(80)	(109)	(302)
Significant equity pick-ups/net write-downs[2]	(169)	(715)	(497)	(76)	(66)	(884)	(497)
Net gains/losses on securities available for sale/industrial holdings incl. hedging	45	(392)	2,045	N/M	(98)	(347)	3,104
Additional information:							
Cost/income ratio in %	N/M	N/M	20	N/M	N/M	N/M	23
Underlying cost/income ratio in %	86	N/M	90	N/M	(4) ppt	132	139
Assets (as of June 30, 2003)	22,147	*	*	N/M	N/M	22,147	26,536[3]
Risk-weighted positions (BIS risk positions)	16,763	18,116	49,301	(7)	(66)	16,763	49,301
Average active equity	5,628	6,347	6,674	(11)	(16)	5,988	7,110
RoE in %	(11)	(90)	75	79 ppt	(86) ppt	(53)	58
Underlying RoE in %	2	(10)	–	12 ppt	2 ppt	(4)	(7)

N/M – Not meaningful ppt – percentage points * Not applicable

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] Includes significant net losses from equity method investments and net write-downs on Private Equity investments.

[3] As of December 31, 2002.

The Corporate Investments Group Division reported a loss before income taxes of € 153 million in the second quarter of 2003 compared to income before income taxes of € 1.3 billion in the same period in 2002 and a loss before income taxes of € 1.4 billion in the first quarter of 2003. The second quarter of 2003 included gains on the sale of parts of our industrial holdings portfolio and dividend income from industrial holdings, which were offset by charges on our equity investments and mark-to-market losses related to hedging our equity exposure. The second quarter of 2002 included significant gains on the sale of parts of our industrial holdings portfolio, while the first quarter of 2003 included net charges on certain equity investments.

Net revenues were € 81 million in the second quarter of 2003, a decrease of € 1.5 billion compared to the same period in 2002, and € 1.1 billion better than the first quarter of 2003.

We realized net gains of € 143 million from our industrial holdings portfolio in the second quarter of 2003 as equity markets strengthened. These net gains were primarily from the reduction of our holding in Allianz AG and the sale of our holding in mg technologies, partially offset by € 98 million of mark-to-market losses relating to hedging our equity exposure. Net revenues also included dividend income from our industrial holdings portfolio of € 209 million. Offsetting these gains were net losses from investments accounted for under the equity method of € 115 million, net write-downs of € 54 million on other investments in our private equity portfolio and net losses of € 61 million related to sold businesses and businesses held for sale.

Net revenues in the second quarter of 2002 were € 1.6 billion. These revenues included net gains of € 2.0 billion from our industrial holdings, primarily from our remaining holding in Munich Re and, to a lesser extent, from the holding in Allianz AG, as well as dividend income from our industrial holdings portfolio. Partly offsetting these gains were net losses from our equity investments totaling € 497 million as well as net losses of € 302 million related to sold businesses and businesses held for sale.

In the first quarter of 2003, net revenues were negative € 1.1 billion which included net losses of € 392 million primarily due to write-downs for other-than-temporary impairments on securities available for sale, net losses of € 638 million on equity method investments and further net write-downs of € 77 million in our private equity portfolio.

The provision for credit losses was € 6 million in the second quarter of 2003 compared to € 33 million in the same period in 2002 and € 20 million in the first quarter of 2003. The € 27 million decline compared to the second quarter of 2002 was primarily attributable to the reduction of credit exposure following the merger (and subsequent deconsolidation) of our mortgage bank subsidiary EUROHYPO AG and the sale of most of our North American financial services businesses. The € 14 million decline from the first quarter of 2003 is a consequence of the ongoing exposure

reduction in the residual activities of our North American financial services business.

Noninterest expenses decreased by € 90 million, or 28%, compared to the second quarter of 2002. The reduction was mainly driven by a lower cost base subsequent to the disposal of the aforementioned businesses and the management buyout of 80% of our late-stage private equity portfolio in the first quarter of 2003. The second quarter of 2003 also included provisions related to sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses.

Noninterest expenses decreased by € 112 million, or 33%, compared to the first quarter of 2003. The first quarter of 2003 included a goodwill impairment charge of € 114 million following decisions relating to the private equity fee-based businesses. Both quarters in 2003 included provisions related to sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses.

Independent Accountants' Review Report

The Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of June 30, 2003, and the related statements of income and comprehensive income for the three month and six month periods ended June 30, 2003 and 2002, and the related statements of changes in shareholders' equity and cash flows for the six month periods ended June 30, 2003 and 2002. These financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main,
July 30, 2003

Income Statement

Deutsche Bank Group

Income Statement in € m.	Three months ended Jun 30, 2003	 Jun 30, 2002	Six months ended Jun 30, 2003	 Jun 30, 2002
Net interest revenues	**1,672**	**2,334**	**2,978**	**4,059**
Provision for loan losses	340	588	720	858
Net interest revenues after provision for loan losses	**1,332**	**1,746**	**2,258**	**3,201**
Commissions and fees from fiduciary activities	772	1,073	1,602	1,915
Commissions, broker's fees, markups on securities underwriting and other securities activities	896	1,246	1,751	2,399
Fees for other customer services	620	694	1,247	1,334
Insurance premiums	25	54	54	688
Trading revenues, net	1,529	974	3,313	2,373
Net gains (losses) on securities available for sale	202	1,912	(194)	2,950
Net loss from equity method investments	(62)	(338)	(708)	(397)
Other revenues	251	188	856	363
Total noninterest revenues	**4,233**	**5,803**	**7,921**	**11,625**
Compensation and benefits	2,801	2,950	5,383	5,822
Net occupancy expense of premises	296	329	662	655
Furniture and equipment	44	56	86	114
IT costs	465	566	938	1,168
Agency and other professional service fees	180	157	311	358
Communication and data services	160	229	329	404
Policyholder benefits and claims	37	49	65	703
Other expenses	518	725	995	1,504
Goodwill impairment	–	–	114	–
Restructuring activities	(27)	265	(29)	605
Total noninterest expenses	**4,474**	**5,326**	**8,854**	**11,333**
Income before income tax expense and cumulative effect of accounting changes	**1,091**	**2,223**	**1,325**	**3,493**
Income tax expense	503	150	926	156
Income tax expense from the reversing effect of the change in effective tax rate	16	1,869	46	2,573
Income before cumulative effect of accounting changes, net of tax	**572**	**204**	**353**	**764**
Cumulative effect of accounting changes, net of tax	–	–	–	37
Net income	**572**	**204**	**353**	**801**

Earnings per share in €	Three months ended Jun 30, 2003	 Jun 30, 2002	Six months ended Jun 30, 2003	 Jun 30, 2002
Basic				
Income before cumulative effect of accounting changes, net of tax	0.97	0.33	0.60	1.22
Cumulative effect of accounting changes, net of tax	–	–	–	0.06
Reported net income	0.97	0.33	0.60	1.28
Diluted				
Income before cumulative effect of accounting changes, net of tax	0.93	0.32	0.57	1.21
Cumulative effect of accounting changes, net of tax	–	–	–	0.06
Reported net income	0.93	0.32	0.57	1.27
Denominator for basic earnings per share – weighted-average shares outstanding	588,262,073	625,364,212	587,563,200	626,299,441
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	614,920,190	633,220,931	614,793,205	633,028,231

Statement of Comprehensive Income

Deutsche Bank Group

Statement of Comprehensive Income in € m.	Three months ended Jun 30, 2003	Jun 30, 2002	Six months ended Jun 30, 2003	Jun 30, 2002
Net income	**572**	**204**	**353**	**801**
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	16	1,869	46	2,573
Unrealized gains/losses on securities available for sale				
Unrealized net gains (losses) arising during the period, net of tax and other	1,142	(2,328)	264	(1,829)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other	(176)	(1,996)	377	(2,972)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	15	14	(10)	9
Foreign currency translation				
Unrealized net losses arising during the period, net of tax	(301)	(1,146)	(442)	(1,079)
Net reclassification adjustment for realized net (gains) losses, net of tax	–	–	(41)	–
Total other comprehensive income (loss)	**696**	**(3,587)**	**194**	**(3,298)**
Comprehensive income (loss)	**1,268**	**(3,383)**	**547**	**(2,497)**

Balance Sheet

Deutsche Bank Group

Assets in € m.	Jun 30, 2003	Dec 31, 2002
Cash and due from banks	10,340	8,979
Interest-earning deposits with banks	16,805	25,691
Central bank funds sold and securities purchased under resale agreements	126,732	117,689
Securities borrowed	67,961	37,569
Trading assets	343,478	297,062
Securities available for sale	21,024	21,619
Other investments	9,641	10,768
Loans, net	161,017	167,303
Premises and equipment, net	7,689	8,883
Goodwill	7,394	8,372
Other intangible assets, net	1,265	1,411
Other assets related to insurance business	8,523	7,797
Due from customers on acceptances	68	99
Accrued interest receivable	4,091	4,208
Other assets	65,239	40,905
Total assets	**851,267**	**758,355**

Liabilities and Shareholders' Equity in € m.	Jun 30, 2003	Dec 31, 2002
Noninterest-bearing deposits		
Domestic offices	21,098	21,960
Foreign offices	7,981	8,598
Interest-bearing deposits		
Domestic offices	90,827	95,033
Foreign offices	212,887	202,034
Total deposits	332,793	327,625
Trading liabilities	155,782	131,212
Central bank funds purchased and securities sold under repurchase agreements	121,342	90,709
Securities loaned	11,608	8,790
Other short-term borrowings	19,108	11,573
Acceptances outstanding	65	99
Insurance policy claims and reserves	9,348	8,557
Accrued interest payable	4,200	4,668
Other liabilities	60,583	37,695
Long-term debt	103,654	104,055
Trust preferred securities	2,872	3,103
Obligation to purchase common shares	–	278
Total liabilities	**821,355**	**728,364**
Common shares, no par value, nominal value of € 2.56	1,490	1,592
Additional paid-in capital	11,163	11,199
Retained earnings	19,434	22,087
Common shares in treasury, at cost	(18)	(1,960)
Equity classified as obligation to purchase common shares	–	(278)
Share awards	1,253	955
Accumulated other comprehensive income		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,997)	(3,043)
Unrealized net gains on securities available for sale, net of applicable tax and other	797	156
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(9)	1
Minimum pension liability, net of tax	(8)	(8)
Foreign currency translation, net of tax	(1,193)	(710)
Total accumulated other comprehensive income	(3,410)	(3,604)
Total shareholders' equity	**29,912**	**29,991**
Total liabilities and shareholders' equity	**851,267**	**758,355**

Statement of Changes in Shareholders' Equity

Deutsche Bank Group

Statement of Changes in Shareholders' Equity	Six months ended	
in € m.	Jun 30, 2003	Jun 30, 2002
Common shares		
Balance, beginning of year	1,592	1,591
Common shares distributed under employee benefit plans	–	1
Retirement of common shares	(102)	–
Balance, end of period	1,490	1,592
Additional paid-in capital		
Balance, beginning of year	11,199	11,253
Common shares distributed under employee benefit plans	–	21
Net losses on treasury shares sold	(36)	(88)
Other	–	52
Balance, end of period	11,163	11,238
Retained earnings		
Balance, beginning of year	22,087	22,619
Net income	353	801
Cash dividends declared and paid	(756)	(800)
Net losses on treasury shares sold	(364)	–
Retirement of common shares	(1,801)	–
Other	(85)	(73)
Balance, end of period	19,434	22,547
Common shares in treasury, at cost		
Balance, beginning of year	(1,960)	(479)
Purchases of shares	(15,147)	(19,316)
Sale of shares	15,185	19,752
Shares retired	1,903	–
Treasury shares distributed under employee benefit plans	1	11
Balance, end of period	(18)	(32)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	(278)	–
Additions	–	–
Deductions	278	–
Balance, end of period	–	–
Share awards – common shares issuable		
Balance, beginning of year	1,955	1,666
Deferred share awards granted, net	856	1,123
Deferred shares distributed	(1)	(32)
Balance, end of period	2,810	2,757
Share awards – deferred compensation		
Balance, beginning of year	(1,000)	(767)
Deferred share awards granted, net	(856)	(1,123)
Amortization of deferred compensation, net	299	678
Balance, end of period	(1,557)	(1,212)
Accumulated other comprehensive income		
Balance, beginning of year	(3,604)	4,310
Change in deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	46	2,573
Change in unrealized net gains on securities available for sale, net of applicable tax and other	641	(4,801)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(10)	9
Foreign currency translation, net of tax	(483)	(1,079)
Balance, end of period	(3,410)	1,012
Total shareholders' equity, end of period	**29,912**	**37,902**

Cash Flow Statement

Deutsche Bank Group

Cash Flow Statement in € m.	Six months ended Jun 30, 2003	 Jun 30, 2002
Net income	**353**	**801**
Adjustments to reconcile net income to net cash used in operating activities		
Provision for loan losses	720	858
Restructuring activities	(29)	605
Gain on sale of securities available for sale, other investments, loans and other	(626)	(3,363)
Deferred income taxes, net	371	2,024
Impairment, depreciation and other amortization and accretion	1,996	1,475
Cumulative effect of accounting changes, net of tax	–	(37)
Share of net loss from equity method investments	104	21
Income adjusted for noncash charges, credits and other items	**2,889**	**2,384**
Net change in		
Trading assets	(46,159)	(18,226)
Other assets	(24,517)	(108)
Trading liabilities	24,570	17,432
Other liabilities	22,323	(2,301)
Other, net	(529)	1,065
Net cash (used in) provided by operating activities	**(21,423)**	**246**
Net change in		
Interest-earning deposits with banks	9,070	(4,635)
Central bank funds sold and securities purchased under resale agreements	(9,043)	9,814
Securities borrowed	(30,392)	(5,933)
Loans	1,682	(2,637)
Proceeds from		
Sale of securities available for sale	9,087	16,243
Maturities of securities available for sale	2,537	4,646
Sale of other investments	617	2,267
Sale of loans	3,779	7,349
Sale of premises and equipment	1,102	198
Purchase of		
Securities available for sale	(11,135)	(15,015)
Other investments	(1,507)	(2,007)
Loans	(3,768)	(5,112)
Premises and equipment	(433)	(1,480)
Net cash received for business combinations/divestitures	1,510	(2,184)
Other, net	118	1,044
Net cash (used in) provided by investing activities	**(26,776)**	**2,558**
Net change in		
Deposits	5,223	(20,323)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	27,718	13,027
Other short-term borrowings	13,268	2,880
Issuances of long-term debt and trust preferred securities	14,250	19,170
Repayments and extinguishments of long-term debt and trust preferred securities	(8,916)	(13,864)
Issuances of common shares	–	22
Purchases of treasury shares	(15,147)	(19,316)
Sale of treasury shares	14,671	19,664
Cash dividends paid	(756)	(800)
Other, net	(34)	150
Net cash provided by financing activities	**50,277**	**610**
Net effect of exchange rate changes on cash and due from banks	(717)	(344)
Net increase in cash and due from banks	1,361	3,070
Cash and due from banks, beginning of period	8,979	10,388
Cash and due from banks, end of period	10,340	13,458
Interest paid	11,899	16,487
Income taxes paid, net	770	1,029

Basis of Presentation

The accompanying consolidated financial statements as of June 30, 2003 and 2002 and for the three and six months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2002 Annual Report and Form 20-F.

Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles and on the income statement, the balance sheet and segment information.

Accounting Method Required by U.S. GAAP for the 1999 and 2000 Change in German Tax Rates

A detailed description of the accounting method required by U.S. GAAP is given on pages 75 to 77 of our Form 20-F filed March 27, 2003 and on pages 61 to 64 of our Annual Report for 2002. We summarize this description below:

Securities held for investment purposes and to be sold later (except for debt securities held to maturity) are reported under U.S. GAAP as securities available for sale. They include our industrial shareholdings, which are reported at market value.

The difference between the cost of securities available for sale and their market values is allocated to accumulated other comprehensive income (OCI) in shareholders' equity as an unrealized gain or unrealized loss with no impact on the income statement. At each balance sheet date, the changes in value of these securities due to market value fluctuations are credited or debited directly to the OCI account, i.e. they do not affect the income statement.

If the profits on sales of securities available for sale are taxable, the unrealized gains recorded in OCI must be adjusted for the notional deferred tax burden attributable to them. This adjustment is also made with no impact on the income statement through the formation of a deferred tax liability with a corresponding debit to OCI included in shareholders' equity.

The Tax Reform Act was enacted in October 2000 and stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our Consolidated Financial Statements for 2000, this meant that, owing to the abolition of the tax obligation, the respective deferred tax liability formed in connection with the unrealized gains had to be released. According to U.S. GAAP however, this release could not, in contrast to the procedure on formation, be effected through OCI with no impact on the income statement. On the contrary, the release had to be reported as a credit in the tax line of the income statement. This increased the after-tax income "artificially", since the gains were still unrealized as the securities were not yet sold.

After sales of industrial shareholdings and market value changes in 2000, the industrial shareholdings of DB Industrial Holdings, which holds most of these industrial holdings, were reported as of December 31, 2000 with the values shown in the table on the following page. The deferred tax liability on unrealized gains had to be released in the manner described above in the amount of € 6.5 billion.

Deferred Tax in OCI

As stated, the deferred tax liability was formed through OCI and reported as an offset to unrealized gains. The release of the deferred tax liability through the income statement did not affect the offset amount on OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold. Market price changes since the effective date of the tax rate change have no influence on the deferred tax amount.

The following table presents the level of unrealized gains and related effects for available for sale equity securities of DB Industrial Holdings, which reflect both the significant reductions in market prices since the effective date of the tax rate change and dispositions of industrial holdings. The deferred tax amount relating to the securities not sold has been frozen based on the level of market prices in 1999 and 2000.

in € bn.	Jun 30, 2003	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000
Market value	5.1	5.3	14.1	17.5
Cost	4.6	5.0	5.7	5.6
Net unrealized gains in accumulated other comprehensive income	0.5	0.3	8.4	11.9
Less deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.9	2.9	5.5	6.5
Accumulated other comprehensive income, net	**(2.4)**	**(2.6)**	**2.9**	**5.4**

Income Tax Expense from the Reversing Effect of the Change in Effective Tax Rate

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in 2002 and 2001 when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in OCI through December 31, 2000, in respect of these securities. We recognized these reversals as tax expense of € 46 million for the six months ended June 30, 2003, € 2.8 billion in fiscal 2002 and € 995 million in fiscal 2001 even though there is no tax actually payable on the gains.

Neither the release of the deferred tax liability with an impact on the income statement nor the reversal of the offset amount in OCI with an impact on the income statement has an economic effect. They do not affect the bank's tax position vis-à-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities.

Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital nor in the calculation of our adjusted RoE. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

Impact of Changes in Accounting Principles

SFAS 146

Effective January 1, 2003, the Group adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the guidance provided by EITF Issue No. 94 – 3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Group's consolidated financial statements.

FIN 45

Effective January 1, 2003, the Group adopted the accounting provisions of Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. FIN 45 also addresses the disclosure to be made by a guarantor in its financial statements about its guarantee obligations. The adoption of FIN 45 did not have a material impact on the Group's consolidated financial statements.

SFAS 148

The Group adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively for all employee awards granted, modified or settled after January 1, 2003. This prospective adoption is one of the methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Generally, the fair value-based method under SFAS 123 results in higher compensation expense for stock options depending on the significant terms, such as the number of shares and exercise price, of the options being granted.

The majority of the Group's stock option awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year. The potential impact, if any, on the Group's consolidated financial statements of prospectively adopting the fair value provisions of SFAS 123 on future option awards is currently being evaluated.

FIN 46

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a company to consolidate entities that do not have sufficient independent equity if the company will absorb a majority of the entity's expected losses, or receive the majority of the entity's expected residual gains, or both. Securitization vehicles that are qualifying special purpose entities under SFAS 140 are excluded from the new rule and remain unconsolidated. The Interpretation is effective immediately for entities established after January 31, 2003, and is effective July 1, 2003, for entities created before February 1, 2003.

As of the July 1, 2003 effective date, it is reasonably possible that the Group will be required to consolidate or provide disclosures for entities which had total assets of € 45 billion at December 31, 2002.

SFAS 149

On April 30, 2002, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149") which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies the reporting and accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." Management is currently evaluating the impact this new rule will have on the financial statements.

SFAS 150

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares. For the Group, the rule is effective immediately for financial instruments entered into or modified after May 31, 2003, and is effective July 1, 2003, for outstanding instruments entered into or modified before June 1, 2003.

SFAS 150 will affect the accounting for outstanding contracts to purchase forward approximately 52 million Deutsche Bank common shares at a weighted-average strike price of € 56.17 for purposes of satisfying obligations under employee share compensation awards. These forward contracts will be amended in the third quarter of 2003 to allow for physical settlement only. This will result in a charge to shareholders' equity of € 2.9 billion in the third quarter of 2003, and the establishment of a corresponding liability classified as obligation to purchase common shares. Beginning in the third quarter of 2003, interest paid on these contracts will be recorded as interest expense instead of as direct reductions of shareholders' equity.

Upon the adoption of SFAS 150 the Group's Tier I capital ratio will be near the upper end of its stated target range of 8–9% after the related charge to shareholders' equity.

Information on the Income Statement

Deutsche Bank Group

Net Interest Revenues

in € m.	Three months ended Jun 30, 2003	Three months ended Jun 30, 2002	Six months ended Jun 30, 2003	Six months ended Jun 30, 2002
Interest revenues	7,509	9,239	14,410	19,287
Interest expense	5,837	6,905	11,432	15,228
Net interest revenues	**1,672**	**2,334**	**2,978**	**4,059**

Commissions and Fee Revenues

in € m.	Three months ended Jun 30, 2003	Three months ended Jun 30, 2002	Six months ended Jun 30, 2003	Six months ended Jun 30, 2002
Commissions and fees from fiduciary activities	**772**	**1,073**	**1,602**	**1,915**
Commissions for administration	36	167	145	313
Commissions for assets under management	727	882	1,432	1,566
Commissions for other securities business	9	24	25	36
Commissions, broker's fees, markups on securities underwriting and other securities activities	**896**	**1,246**	**1,751**	**2,399**
Underwriting and advisory fees	444	569	787	1,047
Brokerage fees	452	677	964	1,352
Fees for other customer services	**620**	**694**	**1,247**	**1,334**
Total	**2,288**	**3,013**	**4,600**	**5,648**

Net Gains (Losses) on Securities Available for Sale

in € m.	Three months ended Jun 30, 2003	Three months ended Jun 30, 2002	Six months ended Jun 30, 2003	Six months ended Jun 30, 2002
Debt securities – gross realized gains	68	17	82	103
Debt securities – gross realized losses[1]	(9)	(70)	(22)	(160)
Equity securities – gross realized gains	196	2,044	221	3,379
Equity securities – gross realized losses[1]	(53)	(79)	(475)	(372)
Total	**202**	**1,912**	**(194)**	**2,950**

[1] Includes write-downs for other-than-temporary impairment.

SFAS 123 Pro forma Information

in € m.	Three months ended Jun 30, 2003	Three months ended Jun 30, 2002	Six months ended Jun 30, 2003	Six months ended Jun 30, 2002
Net income, as reported	**572**	**204**	**353**	**801**
Add: Share-based compensation expense included in reported net income, net of related tax effects[1]	50	22	148	32
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects[1]	(45)	(69)	(54)	(93)
Pro forma net income	**577**	**157**	**447**	**740**
Earnings per share				
Basic – as reported	€ 0.97	€ 0.33	€ 0.60	€ 1.28
Basic – pro forma	€ 0.98	€ 0.25	€ 0.76	€ 1.18
Diluted – as reported	€ 0.93	€ 0.32	€ 0.57	€ 1.27
Diluted – pro forma	€ 0.94	€ 0.25	€ 0.72	€ 1.17

[1] Amounts for the three/six months ended June 30, 2003 and 2002 do not reflect any share-based awards related to the 2003 and 2002 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year.

Information on the Balance Sheet

Deutsche Bank Group

Trading Assets

in € m.	Jun 30, 2003	Dec 31, 2002
Bonds and other fixed-income securities	198,577	175,042
Equity shares and other variable-yield securities	60,053	47,354
Positive market values from derivative financial instruments[1]	71,965	65,729
Other trading assets[2]	12,883	8,937
Total	**343,478**	**297,062**

[1] Derivatives under master netting agreements are shown net.
[2] Includes loans held for sale.

Trading Liabilities

in € m.	Jun 30, 2003	Dec 31, 2002
Bonds and other fixed-income securities	61,093	51,124
Equity shares and other variable-yield securities	29,122	17,987
Negative market values from derivative financial instruments[1]	65,567	62,101
Total	**155,782**	**131,212**

[1] Derivatives under master netting agreements are shown net.

Securities Available for Sale

	Jun 30, 2003				Dec 31, 2002			
	Fair value	Gross unrealized holding		Amortized cost	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses			gains	losses	
Debt securities	13,965	307	(172)	13,830	13,652	292	(68)	13,428
Equity securities	7,059	651	(57)	6,465	7,967	783	(651)	7,835
Total	**21,024**	958	(229)	20,295	**21,619**	**1,075**	**(719)**	**21,263**

Problem Loans

	Jun 30, 2003			Dec 31, 2002		
in € bn.	Impaired loans	Nonperforming homogeneous loans	Total	Impaired loans	Nonperforming homogeneous loans	Total
Nonaccrual loans	6.0	1.7	7.7	8.5	1.6	10.1
Loans 90 days or more past due and still accruing	0.2	0.3	0.5	0.2	0.3	0.5
Troubled debt restructurings	0.2	–	0.2	0.2	–	0.2
Total	**6.4**	**2.0**	**8.4**	**8.9**	**1.9**	**10.8**

Allowances for Credit Losses

Allowances for On-Balance Sheet Positions	Six months ended	
in € m.	Jun 30, 2003	Jun 30, 2002
Balance, beginning of year	**4,317**	**5,585**
Provision for loan losses	720	858
Net charge-offs	**(900)**	**(1,350)**
Charge-offs	(962)	(1,387)
Recoveries	62	37
Allowance related to acquisitions/divestitures	(104)	(3)
Foreign currency translation	(150)	(207)
Balance, end of period	**3,883**	**4,883**

Allowances for Off-Balance Sheet Positions	Six months ended	
in € m.	Jun 30, 2003	Jun 30, 2002
Balance, beginning of year	**485**	**496**
Provision for credit losses on lending-related commitments	(37)	37
Allowance related to acquisitions/divestitures	4	–
Foreign currency translation	(11)	(8)
Balance, end of period	**441**	**525**

Other Short-term Borrowings

in € m.	Jun 30, 2003	Dec 31, 2002
Commercial paper	6,281	4,320
Other	12,827	7,253
Total	**19,108**	**11,573**

Long-term Debt

in € m.	Jun 30, 2003	Dec 31, 2002
Senior debt		
Bonds and notes		
Fixed rate	51,102	52,613
Floating rate	43,867	42,046
Subordinated debt		
Bonds and notes		
Fixed rate	6,399	7,190
Floating rate	2,286	2,206
Total	**103,654**	**104,055**

Liability for Restructuring Activities

in € m.	Total
As of Dec 31, 2002	**206**
Additions	–
Utilization	161
Releases	33[1]
Increases (reductions) due to exchange rate fluctuations	(12)
As of Jun 30, 2003	–

[1] Thereof € 4 million against goodwill, without P&L effect.

Segment Information

In the second quarter of 2003 there were no significant changes regarding the organizational structure, management responsibilities and the format of segment disclosure.
Prior periods have been restated to reflect changes implemented in the first quarter 2003.

Segmental Results of Operations in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting
Six months ended Jun 30, 2003				
Net revenues	7,860	3,989	(986)	10,863
Provision for loan losses	521	172	27	720
Provision for off-balance sheet positions	(40)	3	(1)	(38)
Total provision for credit losses	481	175	26	682
Operating cost base[1]	5,081	3,225	468	8,774
Policyholder benefits and claims	–	16	–	16
Minority interest	5	13	(13)	5
Restructuring activities	(29)	–	–	(29)
Goodwill impairment	–	–	114	114
Total noninterest expenses[2]	5,057	3,254	569	8,880
Therein: Severance payments	141	150	17	308
Income (loss) before income taxes	**2,322**	**560**	**(1,581)**	**1,301**
Six months ended Jun 30, 2002				
Net revenues	7,566	5,319	2,757	15,642
Provision for loan losses	674	101	85	860
Provision for off-balance sheet positions	41	1	(4)	38
Total provision for credit losses	715	102	81	898
Operating cost base[1]	5,680	3,655	628	9,963
Policyholder benefits and claims	–	670	–	670
Minority interest	1	24	(4)	21
Restructuring activities	358	246	1	605
Goodwill impairment	–	–	–	–
Total noninterest expenses[2]	6,039	4,595	625	11,259
Therein: Severance payments	134	79	10	223
Income before income taxes	**812**	**622**	**2,051**	**3,485**

[1] Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

[2] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

Segmental Results of Operations in € m.	Corporate and Investment Bank		Private Clients and Asset Mangement	
	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients
Six months ended Jun 30, 2003				
Net revenues	6,360	1,500	1,764	2,225
Provision for loan losses	522	(1)	5	167
Provision for off-balance sheet positions	(11)	(29)	1	2
Total provision for credit losses	511	(30)	6	169
Operating cost base[1]	4,167	914	1,460	1,765
Policyholder benefits and claims	–	–	16	–
Minority interest	5	–	12	1
Restructuring activities	(23)	(6)	–	–
Goodwill impairment	–	–	–	–
Total noninterest expenses[2]	4,149	908	1,488	1,766
Therein: Severance payments	98	43	33	117
Income before income taxes	**1,700**	**622**	**270**	**290**
Six months ended Jun 30, 2002				
Net revenues	6,209	1,357	1,740	3,579
Provision for loan losses	697	(23)	–	101
Provision for off-balance sheet positions	22	19	–	1
Total provision for credit losses	719	(4)	–	102
Operating cost base[1]	4,536	1,144	1,572	2,083
Policyholder benefits and claims	–	–	19	651
Minority interest	2	(1)	17	7
Restructuring activities	324	34	4	242
Goodwill impairment	–	–	–	–
Total noninterest expenses[2]	4,862	1,177	1,612	2,983
Therein: Severance payments	118	16	37	42
Income before income taxes	**628**	**184**	**128**	**494**

[1] Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

[2] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

Reconciliation of the Results of Total Management Reporting to the Group in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Six months ended Jun 30, 2003			
Net revenues	10,863	36	10,899
Provision for loan losses	720	–	720
Provision for off-balance sheet positions	(38)	1	(37)
Remaining noninterest expenses[1]	8,880	11	8,891
Total noninterest expenses	8,842	12	8,854
Income before income taxes	**1,301**	**24**	**1,325**
Assets (as of June 30, 2003)	843,553	7,714	851,267
Average active equity	**28,856**	**65**	**28,921**
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	–	132	132
Average dividends	–	997	997
Average total shareholders' equity	**28,856**	**1,194**	**30,050**
Six months ended Jun 30, 2002			
Net revenues	15,642	42	15,684
Provision for loan losses	860	(2)	858
Provision for off-balance sheet positions	38	(1)	37
Remaining noninterest expenses[1]	11,259	37	11,296
Total noninterest expenses	11,297	36	11,333
Income before income taxes	**3,485**	**8**	**3,493**
Assets (as of December 31, 2002)	750,238	8,117	758,355
Average active equity	**31,609**	**–**	**31,609**
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	–	8,519	8,519
Average dividends	–	842	842
Average total shareholders' equity	**31,609**	**9,360**	**40,969**

[1] Excludes provision for off-balance sheet positions.

For the six months ended June 30, 2003 and 2002 the adjustments recorded to reconcile the total results according to management reporting to the consolidated financial statements include differences in accounting methods used for management reporting versus U.S. GAAP and corporate items, which are not under the responsibility of the segments.
For further information regarding the nature of these items, please refer to our Annual Report 2002, Note 28.

Financial Instruments with Off-Balance Sheet Credit Risk

Financial Instruments with Off-Balance Sheet Credit Risk in € m.	Jun 30, 2003	Dec 31, 2002
Commitments to extend credit		
Fixed rates[1]	25,642	21,724
Variable rates[2]	73,027	81,802
Financial guarantees, standby letters of credit and performance guarantees	27,211	32,643

[1] Includes commitments to extend commercial letters of credit and guarantees of € 1.8 billion and € 2.2 billion at June 30, 2003 and December 31, 2002, respectively.

[2] Includes commitments to extend commercial letters of credit and guarantees of € 1.1 billion and € 1.3 billion at June 30, 2003 and December 31, 2002, respectively.

Value-at-risk

Value-at-risk by Risk Category[1] in € m.	Value-at-risk total		Interest rate risk		Equity price risk		Commodity price risk		Foreign exchange risk	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Value-at-risk[2]	50.94	32.94	59.06	29.12	26.77	13.75	4.52	5.73	11.55	6.84
Minimum value-at-risk[3]	32.27	29.36	27.62	24.67	12.97	13.43	3.33	2.28	3.17	2.64
Maximum value-at-risk[3]	54.92	88.86	63.24	58.48	27.75	89.26	16.70	8.66	17.48	29.25
Average value-at-risk[3]	39.65	42.38	38.75	35.63	19.25	24.28	5.74	5.35	7.39	8.02

[1] All figures for 1-day holding period; 99% confidence level (CIB trading units only).

[2] Figures for 2002 as of December 31, 2002; figures for 2003 as of June 30, 2003.

[3] Amounts show the bands within which the values fluctuated during the period January 1 – June 30, 2003 and the year 2002, respectively.

Capital According to BIS

in € m.	Jun 30, 2003	Dec 31, 2002
Tier I		
Common shares	1,490	1,592
Additional paid-in capital	11,163	11,199
Retained earnings, consolidated profit, treasury shares, cumulative translation adjustment, share awards	19,476	20,089
Minority interests	366	401
Noncumulative trust preferred securities	2,128	2,287
Other (equity contributed by silent partners)	626	686
Items deducted (principally goodwill and tax effect of available for sale securities)	(12,044)	(13,512)
Total core capital	**23,205**	**22,742**
Tier II		
Unrealized gains on listed securities (45% eligible)	310	138
Other inherent loss allowance	616	687
Cumulative trust preferred securities	909	995
Subordinated liabilities, if eligible according to BIS	6,693	5,300
Total supplementary capital	**8,528**	**7,120**
Total regulatory capital[1]	**31,733**	**29,862**

[1] Currently we do not have Tier III capital components.

BIS Risk Position and Capital Adequacy Ratios

in € m.	Jun 30, 2003	Dec 31, 2002
BIS risk position[1]	231,712	237,479
BIS capital ratio (Tier I + II)	13.7%	12.6%
BIS core capital ratio (Tier I)	10.0%	9.6%

[1] Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 6.7 billion (2002: € 6.2 billion).

Reconciliation of Reported and Underlying Results

in € m.	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30 2002	Mar 31, 2002	% change from 1Q03	% change from 2Q02
					Three months ended			
Reported net revenues	**5,905**	**4,994**	**5,399**	**5,464**	**8,137**	**7,547**	**18**	**(27)**
Net gains/losses on securities available for sale/industrial holdings incl. hedging	(45)	392	(533)	(21)	(2,045)	(1,059)	N/M	(98)
Significant equity pick-ups/ net write-downs[1]	169	715	366	334	497	–	(76)	(66)
Net gains/losses from businesses sold/held for sale	49	(503)	37	(395)	(213)	–	N/M	N/M
Policyholder benefits and claims[2]	(37)	(28)	(30)	(26)	(49)	(654)	32	(24)
Underlying revenues	**6,041**	**5,570**	**5,239**	**5,355**	**6,326**	**5,834**	**8**	**(5)**
Reported provision for loan losses	**(340)**	**(380)**	**(480)**	**(753)**	**(588)**	**(270)**	**(11)**	**(42)**
Change in measurement of other inherent loss allowance	–	–	–	200	–	–	N/M	N/M
Provision for off-balance sheet positions[3]	7	30	57	(37)	77	(114)	(77)	(91)
Total provision for credit losses	**(333)**	**(350)**	**(423)**	**(590)**	**(511)**	**(384)**	**(5)**	**(35)**
Reported noninterest expenses	**(4,474)**	**(4,380)**	**(4,682)**	**(4,892)**	**(5,326)**	**(6,007)**	**2**	**(16)**
Restructuring activities	(27)	(2)	(22)	–	265	340	N/M	N/M
Goodwill impairment	–	114	62	–	–	–	(100)	N/M
Minority interest	12	(7)	17	–	4	23	N/M	N/M
Policyholder benefits and claims[2]	37	28	30	26	49	654	32	(24)
Provision for off-balance sheet positions[3]	(7)	(30)	(57)	37	(77)	114	(77)	(91)
Operating cost base	**(4,459)**	**(4,277)**	**(4,652)**	**(4,829)**	**(5,085)**	**(4,876)**	**4**	**(12)**
Reported income (loss) before income taxes	**1,091**	**234**	**237**	**(181)**	**2,223**	**1,270**	**N/M**	**(51)**
Net gains/losses on securities available for sale/industrial holdings incl. hedging	(45)	392	(533)	(21)	(2,045)	(1,059)	N/M	(98)
Significant equity pick-ups/net write-downs[1]	169	715	366	334	497	–	(76)	(66)
Net gains/losses from businesses sold/held for sale	49	(503)	37	(395)	(213)	–	N/M	N/M
Restructuring activities	(27)	(2)	(22)	–	265	340	N/M	N/M
Goodwill impairment	–	114	62	–	–	–	(100)	N/M
Change in measurement of other inherent loss allowance	–	–	–	200	–	–	N/M	N/M
Underlying pre-tax profit (loss)	**1,237**	**950**	**147**	**(64)**	**726**	**551**	**30**	**70**

N/M – Not meaningful

[1] Includes significant net losses from equity method investments and net write-downs on private equity investments.

[2] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

[3] Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".

in € m.	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30 2002	Mar 31, 2002	% change from 1Q03	% change from 2Q02
Additional information:								
Compensation and benefits	(2,801)	(2,582)	(2,593)	(2,943)	(2,950)	(2,872)	8	(5)
Non-compensation noninterest expense	(1,673)	(1,798)	(2,089)	(1,949)	(2,376)	(3,135)	(7)	(30)
Non-compensation operating cost base	(1,658)	(1,695)	(2,059)	(1,886)	(2,135)	(2,004)	(2)	(22)
Average total shareholders' equity	**29,841**	**30,259**	**28,686**	**36,532**	**41,415**	**40,523**	**(1)**	**(28)**
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	(259)	(5)	1,596	(3,926)	(8,156)	(8,882)	N/M	N/M
Average dividends	(1,118)	(875)	(650)	(470)	(809)	(875)	28	38
Average active equity	**28,464**	**29,379**	**29,632**	**32,133**	**32,452**	**30,765**	**(3)**	**(12)**
Cost/income ratio	76%	88%	87%	90%	66%	80%	(12) ppt	10 ppt
Underlying cost/income ratio	74%	77%	89%	90%	80%	84%	(3) ppt	(6) ppt
Compensation ratio[1]	47%	52%	48%	54%	36%	38%	(5) ppt	11 ppt
Underlying compensation ratio[2]	46%	46%	49%	55%	47%	49%	0 ppt	(1) ppt
Non-compensation ratio[3]	28%	36%	39%	36%	29%	42%	(8) ppt	(1) ppt
Underlying non-compensation ratio[4]	27%	30%	39%	35%	34%	34%	(3) ppt	(7) ppt
Profit margin[5]	18%	5%	4%	(3)%	27%	17%	13 ppt	(9) ppt
Underlying profit margin[6]	20%	17%	3%	(1)%	11%	9%	3 ppt	9 ppt
RoE pre-tax (based on average total shareholders' equity)	15%	3%	3%	(2)%	21%	13%	12 ppt	(6) ppt
RoE pre-tax (based on average active equity)	15%	3%	3%	(2)%	27%	17%	12 ppt	(12) ppt
Underlying RoE pre-tax (based on average active equity)	17%	13%	2%	(1)%	9%	7%	4 ppt	8 ppt
Equity turnover (based on average total shareholders' equity)[7]	79%	66%	75%	60%	79%	74%	13 ppt	0 ppt
Equity turnover (based on average active equity)[8]	83%	68%	73%	68%	100%	98%	15 ppt	(17) ppt
Underlying equity turnover (based on average active equity)[9]	85%	76%	71%	67%	78%	76%	9 ppt	7 ppt

ppt – percentage points N/M – Not meaningful

[1] Compensation and benefits as a percentage of reported net revenues.
[2] Compensation and benefits as a percentage of underlying revenues.
[3] Reported noninterest expenses less compensation and benefits as a percentage of reported net revenues.
[4] Operating cost base less compensation and benefits (non-compensation operating cost base) as a percentage of underlying revenues.
[5] Income before income taxes as a percentage of reported net revenues.
[6] Underlying pre-tax profit as a percentage of underlying revenues.
[7] Reported net revenues (annualized) as a percentage of average total shareholders' equity.
[8] Reported net revenues (annualized) as a percentage of average active equity.
[9] Underlying revenues (annualized) as a percentage of average active equity.

Group Quarterly Record

Balance Sheet in € m.	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002
Total assets	851,267	802,253	758,355	831,446	899,052	950,499
Loans, net	161,017	167,524	167,303	187,433	247,687	257,723
Liabilities	821,355	772,810	728,364	799,304	861,150	908,608
Total shareholders' equity	29,912	29,443	29,991	32,142	37,902	41,891
Tier I risk-based capital (BIS)	23,205	22,936	22,742	23,946	26,757	27,190
Total risk-based capital (BIS)	31,733	31,369	29,862	32,096	36,917	40,163

Income Statement						Three months ended
in € m.	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002
Net interest revenues	1,672	1,306	1,416	1,711	2,334	1,725
Provision for loan losses	340	380	480	753	588	270
Commissions and fee revenues	2,288	2,312	2,674	2,512	3,013	2,635
Trading revenues, net	1,529	1,784	747	904	974	1,399
Other noninterest revenues	416	(408)	562	337	1,816	1,788
Total net revenues	**5,565**	**4,614**	**4,919**	**4,711**	**7,549**	**7,277**
Compensation and benefits	2,801	2,582	2,593	2,943	2,950	2,872
Goodwill impairment	–	114	62	–	–	–
Restructuring activities	(27)	(2)	(22)	–	265	340
Other noninterest expenses	1,700	1,686	2,049	1,949	2,111	2,795
Total noninterest expenses	**4,474**	**4,380**	**4,682**	**4,892**	**5,326**	**6,007**
Income (loss) before income tax expense (benefit) and cumulative effect of accounting changes	**1,091**	**234**	**237**	**(181)**	**2,223**	**1,270**
Income tax expense (benefit)	503	423	228	(12)	150	6
Income tax expense from the reversing effect of the change in effective tax rate	16	30	114	130	1,869	704
Cumulative effect of accounting changes, net of tax	–	–	–	–	–	37
Net income (loss)	**572**	**(219)**	**(105)**	**(299)**	**204**	**597**

Key Figures						Three months ended
	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002
Basic earnings per share	€ 0.97	€ (0.37)	€ (0.18)	€ (0.49)	€ 0.33	€ 0.95
Diluted earnings per share	€ 0.93	€ (0.37)	€ (0.18)	€ (0.49)	€ 0.32	€ 0.94
Return on average total shareholders' equity (RoE)	7.7%	(2.9)%	(1.5)%	(3.3)%	2.0%	5.9%
Cost/income ratio[1]	75.8%	87.7%	86.7%	89.5%	65.5%	79.6%
BIS core capital ratio (Tier I)	10.0%	9.6%	9.6%	8.9%	9.3%	8.9%
BIS capital ratio (Tier I+II+III)	13.7%	13.1%	12.6%	12.0%	12.8%	13.2%
Employees (full-time equivalents)	69,308	70,882	77,442	81,976	84,455	84,836

[1] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Group Executive Committee

Josef Ackermann*, born 1948, Board member since 1996. Spokesman of the Board of Managing Directors, Chairman of the Group Executive Committee and responsible for Corporate Development, Corporate Communications as well as Economics and Treasury.

Clemens Börsig*, born 1948, Board member since 2001. Chief Financial and Risk Officer, responsible for Controlling, Tax and Investor Relations as well as for Risk Management and Corporate Security.

Michael Cohrs, born 1956, Head of Global Corporate Finance.

Jürgen Fitschen, born 1948, Head of Global Transaction Banking, Global Banking Division and Global Relationship Management Germany.

Tessen von Heydebreck*, born 1945, Board member since 1994. Chief Administrative Officer, responsible for Corporate Cultural Affairs, Human Resources, Legal, Compliance and Audit.

Tom Hughes, born 1957, Head of Asset Management.



Anshu Jain, born 1963, Head of Global Markets.

Hermann-Josef Lamberti*, born 1956, Board member since 1999. Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Rainer Neske, born 1964, Head of Private & Business Clients.

Kevin Parker, born 1959, Head of Global Equities.

Pierre de Weck, born 1950, Head of Private Wealth Management.

* Member of the Board of Managing Directors of Deutsche Bank AG.



In alphabetical order from top left to bottom right

Supervisory Board

Dr. Rolf-E. Breuer
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG, Berlin

Dr. rer. oec.
Karl-Hermann Baumann
Chairman of the Supervisory
Board of Siemens AG, Munich

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main

Ulrich Hartmann
from June 10, 2003
Chairman of the Supervisory
Board of E.ON AG, Düsseldorf

Gerald Herrmann*
until June 10, 2003
Federal Executive Secretary of
ver.di Vereinte Dienstleistungs-
gewerkschaft, Berlin

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
from June 10, 2003
Deutsche Bank AG,
Hamburg

Sir Peter Job
London

Prof. Dr.
Henning Kagermann
Chairman and CEO of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Peter Kazmierczak*
until June 10, 2003
Deutsche Bank AG, Essen

Adolf Kracht
until June 10, 2003
Chairman of the Supervisory
Board of Wilhelm von Finck AG,
Grasbrunn

Professor Dr.-Ing. E. h.
Berthold Leibinger
until June 10, 2003
Chairman of the Board of
Management of TRUMPF GmbH
+ Co. KG, Ditzingen

Henriette Mark*
from June 10, 2003
Deutsche Bank AG,
Munich

Margret Mönig-Raane*
Vice President of ver.di
Vereinte Dienstleistungs-
gewerkschaft, Berlin

Dr. Michael Otto
Chairman of the Board
of Management of
Otto (GmbH & Co KG),
Hamburg

Gabriele Platscher*
from June 10, 2003
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
from June 10, 2003
Deutsche Bank AG,
Bad Soden am Taunus

Klaus Schwedler*
until June 10, 2003
Deutsche Bank AG,
Eschborn

Tilman Todenhöfer
Deputy Chairman of the Board
of Directors of Robert Bosch
GmbH, Stuttgart

Michael Freiherr Truchseß
von Wetzhausen*
until June 10, 2003
Deutsche Bank AG,
Frankfurt am Main

Lothar Wacker*
until June 10, 2003
Deutsche Bank AG, Cologne

Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
from June 10, 2003
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Leo Wunderlich*
from June 10, 2003
Deutsche Bank AG,
Mannheim

* elected by the employees

Committees

Chairman's Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*
from June 10, 2003,
Lothar Wacker*
until June 10, 2003

Mediation Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*
until June 10, 2003
Henriette Mark*
from June 10, 2003

Audit Committee
Dr. rer. oec.
Karl-Hermann Baumann
– Chairman
Dr. Rolf-E. Breuer
Dr. Ulrich Cartellieri
Heidrun Förster*
Sabine Horn*
Rolf Hunck*
from June 10, 2003
Michael Freiherr Truchseß
von Wetzhausen*
until June 10, 2003

Credit and Market Risk Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Sir Peter Job
– Substitute Member
Ulrich Hartmann
from June 10, 2003
– Substitute Member
Adolf Kracht
until June 10, 2003
– Substitute Member

* elected by the employees

Impressum

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
D-60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Interim Report on the Internet:
www.deutsche-bank.com/q2

Photos

Matthias Ziegler, Munich
pages 56 and 57

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Financial Calendar for 2003/2004

October 30, 2003	Interim Report as of September 30, 2003
February 5, 2004	Publication of figures for the 2003 financial year
April 30, 2004	Interim Report as of March 31, 2004
June 2, 2004	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 3, 2004	Dividend payment
July 30, 2004	Interim Report as of June 30, 2004
October 29, 2004	Interim Report as of September 30, 2004

003 83304 37 7/03